EXHIBIT 99.1

Portage Biotech Announces Results for Fiscal Year Ended March 31, 2022

--Company Continues to Execute on Core Business Model While Enhancing Value Proposition and Pipeline with Recent Transactions--

--Robust Pipeline Now Includes Four Fully Owned, Clinical-Stage Assets--

--Cash Runway for New and Current Programs Potentially Extended into 2024--

WESTPORT, Conn., Aug. 01, 2022 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG), a clinical-stage immuno-oncology company developing therapies to improve patient lives and increase survival by avoiding and overcoming cancer treatment resistance, today announced financial results for the fiscal year ended March 31, 2022.

“Over the past year and in recent weeks we have continued to execute on Portage’s development strategy, leveraging our industry network to identify and efficiently develop novel opportunities to improve the landscape of immuno-oncology treatment for patients with cancer,” said Dr. Ian Walters, Chief Executive Officer of Portage Biotech. “The transactions we announced recently are a reflection of this core strategy, including the acquisition of four promising adenosine-targeting assets from Tarus Therapeutics, and acquisition of the outstanding minority ownership interest in our invariant natural killer T cell (iNKT) platform from iOx Therapeutics. With these transactions we have elevated our pipeline and also enhanced the potential value proposition to our shareholders. We also strengthen our research endeavors with the Cooperative Research and Development Agreement we announced in April, subsequently amended to include our new adenosine assets, and expanded our academic partnerships with new collaborations with Stanford and the University of Birmingham. Supporting these efforts we completed a $30 million committed share purchase agreement with Lincoln Park Capital, potentially extending our cash runway into 2024. We are prepared to advance our newly acquired adenosine assets and continue the clinical progress of our iNKT agonists, along with our broader portfolio of immuno-oncology therapies, to make important strides toward numerous milestones on the horizon.”

Financial & Business Highlights from FY 2022 (April 2021 – March 2022) and Recent Weeks

  Acquisition of four best-in-class assets targeting the adenosine pathway from Tarus Therapeutics for approximately $21 million upfront consideration: 2,425,999 PRTG shares along with the assumption of $3 million of liabilities. Payments of up to $32M in Portage ordinary shares or cash may be triggered upon achievement of future development and sales milestones.
  Committed share purchase agreement for up to $30 million in value of ordinary shares with Lincoln Park Capital Fund, LLC providing support to the incremental development costs for the adenosine programs, and significant financial flexibility for advancement of Portage’s existing pipeline of novel immunotherapy treatments, potentially extending Portage’s total cash runway into 2024.
  Robert Glassman, M.D., current EVP of Search and Evaluation at Enavate Sciences, and former independent director of Tarus Therapeutics, to join the Portage Board of Directors; Jim Mellon, Linda Kozick and Mark Simon also joined the Portage Board.
  Management team strengthened with appointments of Brian Wiley as Chief Business Officer and Joseph Ciavarella as Chief Accounting Officer.

Clinical Highlights from FY 2022 and Recent Weeks

  Presented early data from Phase 1/2 study of PORT-2 (IMM60) for patients with melanoma and non-small cell lung cancer at the 2022 American Society of Clinical Oncology (ASCO) meeting; encouraging preliminary safety profile of PORT-2 was observed. PORT-2 was well tolerated when administered intravenously as a monotherapy at all doses tested, including demonstrating single agent activity in one of the two heavily pre-treated patients treated at the mid dose level. Translational analysis confirms that PORT-2 activates iNKT cells, NK cells and dendritic cells, supporting the mechanism of action to stimulate both the adaptive and innate immune system.
  Announced a Cooperative Research and Development Agreement (CRADA) with the National Cancer Institute (NCI) and Stimunity, S.A.S, an affiliate of Portage, with experience in the preclinical development of Stimulator of Interferon Genes (STING) agonists for cancer immunotherapy and infectious diseases; agreement supports preclinical and potential clinical development of STING agonists and anti-Receptor for Advanced Glycation End products (RAGE) agents, for possible synergy individually or together to enhance the efficacy of cancer vaccines developed in the NCI CCR Vaccine Branch. This CRADA was subsequently amended to include Portage’s newly acquired adenosine assets.
  Promising data was presented by Stimunity on STING-activating therapy, PORT-5 (STI-001) at the AACR 2022 annual meeting; preclinical data shows that PORT-5, a STING agonist, cyclic guanosine monophosphate–adenosine monophosphate (cGAMP) packaged in a virus-like particle (VLP) developed with Stimunity, can be delivered systemically and achieve potent activation of the STING pathway preferentially in dendritic cells.
  Announced new collaborations with Stanford University and University of Birmingham; new collaborations include Dr. Carmela De Santo (University of Birmingham) on iNKTs, and Dr. Robert Negrin (Stanford University) to evaluate the use of PORT-2 with iNKT cell therapies in animals.

FY 2022 Financial Results

The Company generated a net loss and comprehensive loss of approximately $19.2 million during the year ended March 31, 2022 (“Fiscal 2022”), compared to a net loss and comprehensive loss of approximately $17.2 million during the year ended March 31, 2021 (“Fiscal 2021”), an increase in loss of $2.0 million year over year.

Operating expenses, which include research and development and general and administrative expenses, were $15.6 million in Fiscal 2022, compared to $12.4 million in Fiscal 2021, an increase of $3.2 million, which is discussed more fully below. Operating expenses included $9.1 million of non-cash share-based compensation expense in Fiscal 2022, compared to $8.8 million in Fiscal 2021.

Research & development ("R&D") costs decreased by approximately $0.5 million, or approximately 7%, from approximately $7.3 million in Fiscal 2021, to approximately $6.8 million in Fiscal 2022. Fiscal 2021 R&D costs were reduced by the receipt of a $0.6 million legal settlement in respect of some product development costs; accordingly, normalized expenses decreased $1.1 million year over year. The decrease was primarily attributable to non-cash share-based compensation expense associated with grants made under the Amended and Restated 2021 Equity Incentive Plan of $0.7 million, a decrease in other non-cash expense of $0.5 million, a decrease of $0.5 million in other R&D costs relating to outside services and a decrease of $0.4 million in other R&D costs relating to services and storage, partially offset by a year over year increase in compensation of $1.0 million for employees/consultants involved in research and development activities.

General and administrative ("G&A") expenses increased by approximately $3.7 million, or approximately 73%, from approximately $5.1 million in Fiscal 2021, to approximately $8.8 million in Fiscal 2022. The principal reason for the increase was the $1.6 million of non-cash share-based compensation expense associated with the Company’s Amended and Restated 2021 Equity Incentive Plan, of which $2.4 million is associated with Directors’ compensation and $0.8 million is associated with the new grants issued in January and February 2022, which was partially offset by a decrease of $1.6 million associated with management compensation and a $0.1 million year over year decrease in other non-cash expense. Additionally, the Company incurred an increase of $1.0 million in professional fees relating to initiatives associated with a corporate restructuring and public relations / business development. Finally, D&O insurance premiums increased $1.4 million in the current year period due to market rate increases in the cost of coverage, partially offset by a decrease in office and general expenses of $0.2 million, attributable to investor related expense.

Additionally, the Company reflected a net deferred income tax expense of $4.4 million in Fiscal 2022, compared to a net deferred income tax expense of $2.3 million in Fiscal 2021. The principal reason for the change was a $7.0 million increase attributable to an increase in the U.K. income tax rate, net of the recognition of $0.7 million of current year losses and $0.8 million of prior year losses and a $1.1 million benefit due to the foreign currency effect on the deferred tax liability balance settleable in Great British pounds. The Fiscal 2021 net deferred income tax expense was attributable to the foreign currency effect on the deferred tax liability balance settleable in Great British pounds, which was partially offset by recoverable research and development tax credits.

As of March 31, 2022, the Company had cash and cash equivalents of approximately $23.4 million and total current liabilities of approximately $0.8 million (inclusive of approximately $0.03 million warrant liability settleable on a non-cash basis). For the year ended March 31, 2022, the Company is reporting a net loss of approximately $19.2 million and cash used in operating activities of approximately $6.8 million.

As of June 30, 2022, the Company had approximately $21.0 million of cash and cash equivalents on hand.

About Portage Biotech Inc.
Portage is a clinical-stage immuno-oncology company advancing first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. Portage’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of the most promising clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage’s portfolio consists of six diverse platforms, with lead programs including invariant natural killer T cell (iNKT agonists) and a suite of treatments targeting the adenosine pathway. Additional programs leverage delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these six platforms, Portage has 14 products currently in development with multiple clinical readouts expected through the end of 2023. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements
This news release contains statements about Portage’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although Portage believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and Portage undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:
Investor Relations
Chuck Padala
chuck@lifesciadvisors.com

Media Relations
Gwendolyn Schanker
gschanker@lifescicomms.com

PORTAGE BIOTECH INC. Consolidated Statements of Financial Position (U.S. Dollars in thousands)	March 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$23,352	$2,770
Prepaid expenses and other receivables	1,480	2,176
	24,832	4,946
Long-term assets
Long-term portion of other receivables	–	22
Investment in associate	1,673	1,735
Investments in private companies	7,409	7,409
Goodwill	43,324	43,324
In-process research and development	117,388	117,388
Other assets	36	36
Total assets	$194,662	$174,860

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$750	$1,938
Warrant liabilities	33	1,120
Unsecured notes payable	–	150
	783	3,208
Non-current liabilities
Deferred tax liability	28,445	24,050
	28,445	24,050
Total liabilities	29,228	27,258
Shareholders’ Equity
Capital stock	158,324	130,649
Stock option reserve	16,928	7,977
Accumulated other comprehensive income	958	958
Accumulated deficit	(55,005)	(38,135)
Total equity attributed to owners of the Company	121,205	101,449
Non-controlling interest	44,229	46,153
Total equity	165,434	147,602
Total liabilities and equity	$194,662	$174,860
Commitments and Contingent Liabilities

PORTAGE BIOTECH INC. Consolidated Statements of Operations and Comprehensive Income (Loss) (U.S. Dollars in thousands, except per share amounts)	Years Ended March 31,
	2022	2021	2020
Expenses
Research and development	$6,769	$7,312	$4,108
General and administrative expenses	8,819	5,128	1,870
Loss from operations	(15,588)	(12,440)	(5,978)
Change in fair value of warrant liability	852	(790)	24
Share of (loss) income in associate accounted for using equity method	(62)	(490)	18
Loss on equity issued at a discount	–	(1,256)	–
Loss on extinguishment of notes payable	–	(223)	(33)
Gain on sale of marketable equity securities	–	72	–
Gain on disposition of subsidiaries	–	412	–
Foreign exchange transaction gain	24	–	6
Interest income	–	–	11
Interest (expense)	(43)	(177)	(557)
Loss before provision for income taxes	(14,817)	(14,892)	(6,509)
Income tax benefit (expense)	(4,352)	(2,297)	(740)
Net loss	(19,169)	(17,189)	(7,249)
Other comprehensive income (loss)
Net unrealized gain on investments	–	–	876
Total comprehensive loss for year	$(19,169)	$(17,189)	$(6,373)

Net loss attributable to:
Owners of the Company	$(16,870)	$(15,833)	$(5,333)
Non-controlling interest	(2,299)	(1,356)	(1,916)
	$(19,169)	$(17,189)	$(7,249)
Comprehensive loss attributable to:
Owners of the Company	$(16,870)	$(15,833)	$(4,457)
Non-controlling interest	(2,299)	(1,356)	(1,916)
	$(19,169)	$(17,189)	$(6,373)

Loss per share
Basic and diluted	$(1.29)	$(1.35)	$(0.49)

Weighted average shares outstanding
Basic and diluted	13,060	11,733	10,952